EXHIBIT 99.1

Osisko Announces Sale of Brucejack Offtake to Pretium

MONTRÉAL, Sept. 16, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) announces today that Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of Osisko, has entered into an agreement with Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. (collectively “Pretium”) in regards to the sale of OBL’s interest in the Brucejack gold offtake contract (the “Offtake Agreement”) for a cash purchase price of US$41.3 million (the “Purchase Price”) (the “Sale”).

Sean Roosen, Chair of the Board and CEO of Osisko stated: “The sale of Osisko’s offtake contract on the Brucejack mine will result in the elimination of a low margin offtake contract and allow better utilization of our working capital. Since acquiring the Orion portfolio in 2017, we now have received approximately US$164.3 million from Pretium, including proceeds from the buyback of the stream and sale of the offtake as well as cash margins to date from the offtake, compared to a book value of approximately US$147.3 million for our investment in Pretium.”

The Sale is expected to close on September 30th 2019 (the “Closing Date”). Pretium will make a payment of US$31.2 million to OBL on the Closing Date, with the remainder of the Purchase Price to be paid on November 30, 2019. Osisko expects to use the proceeds from the Sale to fund additional investments. As of the date hereof, OBL will no longer receive any deliveries under the Offtake Agreement. Since purchasing the Offtake Agreement in 2017, OBL has realized approximately US$4.5 million in cash margins1.

Under the Offtake Agreement, Pretium had an option on December 31st 2019 to repurchase up to 75% of OBL’s share of the Brucejack gold offtake by making a payment of US$13 per ounce of remaining contained gold under the contract.

Osisko’s 2019 guidance included 500 GEOs from the Brucejack offtake for the fourth quarter.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd., a 16.4% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to the closing of the Sale and the use of proceeds of the Sale. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

1 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues.